Filed by Banco Bilbao Vizcaya Argentaria, S.A.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Banco de Sabadell, S.A.

Commission File No.: 333-281111

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

In relation to the voluntary tender offer launched by BBVA for the entire share capital of Banco de Sabadell, S.A. (“Banco Sabadell”) and authorized by the Spanish Securities Market Commission (CNMV) on September 5, 2025 (the “Offer”), whose acceptance period commenced on September 8, 2025, and following to the disclosure of inside information published on 22 September 2025 (CNMV registration number 2892), BBVA hereby informs that it has submitted to the CNMV the authorization request for the amendment of the Offer, together with the Offer prospectus supplement, an independent expert report attesting the improvement of the consideration and other required documentation, as provided in Article 31, sections 1, 3 and 4 of Royal Decree 1066/2007.

A copy of the request submitted to the CNMV for authorization of the amendment to the Offer is attached.

Madrid, September 22, 2025

Unofficial English translation for information purposes only

REQUEST FOR AUTHORISATION OF THE AMENDMENT OF THE VOLUNTARY TAKEOVER BID FOR THE ACQUISITION OF SHARES OF BANCO DE SABADELL, S.A. MADE BY BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

This request for authorization to amend the characteristics of the voluntary takeover bid made by Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”) addressed to all the shares of Banco de Sabadell, S.A. (“Banco Sabadell”) and authorized by the Spanish National Securities Market Commission (CNMV) on 5 September 2025 (the “Offer”), whose acceptance period began on 8 September 2025, is made in accordance with the provisions of Article 31 of Real Decreto 1066/2007, de 27 de julio, sobre el régimen de las ofertas públicas de adquisición de valores (the “Royal Decree 1066/2007”).

The detailed terms and characteristics of the amendment of the Offer will be contained in the supplement to the explanatory prospectus that will be published after obtaining the aforementioned authorization.

TO THE NATIONAL SECURITIES MARKET COMMISSION

Banco Bilbao Vizcaya Argentaria, S.A., a listed public limited company of Spanish nationality, with registered office at Plaza de San Nicolás nº 4, 48005 Bilbao, Spain, with NIF A-48265169 and code LEI K8MS7FD7N5Z2WQ51AZ71, and registered with the Commercial Registry of Bizkaia, on sheet no. BI-17 A, and in the Special Register of Banks and Bankers of the Bank of Spain under number 0182, duly represented by Ms. Victoria del Castillo Marchese, of legal age, of Spanish nationality, with valid National Identity Document (DNI) 01180539H, duly authorized to act on behalf of BBVA by virtue of the powers conferred in her favor by the Board of Directors at its meeting held on September 21, 2025,

EXPOSES

1.	Decision to amend the Offer

BBVA, by resolution of its Board of Directors dated September 21, 2025, has decided to amend the terms of the Offer by improving the consideration offered (currently, one ordinary share of BBVA and €0.70 in cash for every 5.5483 ordinary shares of Banco Sabadell), with an amendment of its nature. The improved consideration for the Offer consists of one (1) newly issued ordinary share of BBVA for every four point eight three seven six (4.8376) ordinary shares of Banco Sabadell.

Unofficial English translation for information purposes only

2.	Documentation accompanying this request for authorization to amend the Offer

For the purposes of the provisions of Article 31 of Royal Decree 1066/2007, the following documents are attached to this request for authorization for consideration and analysis by the CNMV:

(i)	Duly signed copy of the supplement to the prospectus of the Offer;

(ii)

Documentation evidencing BBVA’s resolutions in relation to the amendment of the Offer and the granting of powers of attorney in favor of the person responsible for the prospectus and signatory of this request for authorization.

(iii)

Copy of the report of Deloitte Strategy Risk & Transactions, S.L.U., as an independent expert, dated September 22, 2025, for the purpose of evidencing the improvement in the consideration in accordance with the provisions of Article 31.1 of Royal Decree 1066/2007.

(iv)	Documentation evidencing the constitution of an additional unavailable cash deposit to guarantee the cash payment of the “peaks” (“picos”) resulting from the exchange ratio.

(v)	Template of the announcement of the amendment of the Offer to be published in the Listing Bulletins of the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges and in a national newspaper.

(vi)	Copy of the independent auditor’s special report on the compilation of the summarized proforma combined financial information.

3.	Notifications

BBVA indicates below the address for notifications and communications in relation to this request for authorization and the corresponding file with the CNMV:

J&A Garrigues, S.L.P.

Fernando Vives Ruiz

Álvaro López-Jorrín Hernández

Leticia Comin Fernández-Cuesta

Plaza de Colón, 228046 Madrid

Tel.: +34 915 145 200

alvaro.lopez-jorrin@garrigues.com

leticia.comin@garrigues.com

Unofficial English translation for information purposes only

By virtue of the above,

REQUESTS

To the National Securities Market Commission to consider this document as submitted, together with the supplement to the prospectus of the Offer and other ancillary documentation, to consider that the statements contained herein have been made and to admit them for processing and authorize the modification of the Offer.

In Madrid, on September 22, 2025.

Banco Bilbao Vizcaya Argentaria, S.A.

P.p.

Victoria del Castillo Marchese

IMPORTANT INFORMATION FOR INVESTORS

In connection with the proposed transaction, Banco Bilbao Vizcaya Argentaria, S.A. has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 that includes an offer to exchange/prospectus (the “Registration Statement”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, OFFER TO EXCHANGE/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. All such documents filed with the SEC are or will be available free of charge at the SEC’s website at www.sec.gov.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This document is not an offer of securities for sale into the United States or elsewhere. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or an exemption therefrom.

Forward-Looking Statements

This communication includes forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction, including the anticipated timing of the transaction and statements regarding the consequences of the transaction. These forward-looking statements are generally identified by terminology such as “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “should,” “project,” “target,” “plan,” “expect,” or the negatives of these terms or variations of them or similar terminology. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based upon current expectations, beliefs, estimates and assumptions that, while considered reasonable as and when made by BBVA and its management, are inherently uncertain. Such forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, BBVA’s ability to complete the transaction; BBVA’s ability to control Banco de Sabadell, S.A. (“Banco Sabadell”) following completion of the transaction; limitations on the information about Banco Sabadell to which BBVA has had access; and BBVA’s ability to fully realize the expected benefits and synergies of completing the transaction. All such factors are difficult to predict and are beyond BBVA’s control, including those detailed in the Registration Statement and in BBVA’s annual reports on Form 20-F and current reports on Form 6-K, all of which are available on the SEC’s website at http://www.sec.gov. BBVA undertakes no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.